Exhibit 99.1

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Resolution Passed at the Second Extraordinary General Meeting for 2022

The board of directors (the “Board”) of Sinopec Shanghai Petrochemical Company Limited (the “Company”) and all its directors guarantee that this announcement does not contain any false information, misleading statement or material omission, and severally and jointly accept responsibility for the authenticity, accuracy and completeness of the contents of this announcement.

Important Message:

•	Objection made to the resolution proposed at the second extraordinary general meeting for 2022 (the “EGM”): Nil

I.	The convening and attendance of the EGM

(1)	Date of the EGM: 8 September 2022

(2)	Venue of the EGM: North Building, Jinshan Hotel, No.1, Jinyi East Road, Jinshan District, Shanghai, China

(3)	Information of ordinary shareholders who attended the EGM and their shareholdings:

Shareholders of the Company who were entitled to attend the EGM held an aggregate of 10,823,813,500 shares with voting rights (consisting of 7,328,813,500 A shares and 3,495,000,000 H shares). No shareholder of the Company who was entitled to attend the EGM was required to abstain from voting in favor of any of the resolutions at the EGM as set out in Rule 13.40 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”) nor was required to abstain from voting on any of the resolutions at the EGM under the Hong Kong Listing Rules.

Information of ordinary shareholders who attended the EGM and their shareholdings:

1. Total number of shareholders and proxies attending the EGM	73
including: A shares shareholders	70
Overseas listed foreign shares shareholders (H shares)	3
2. Total number of shares with voting rights held by the shareholders attending the EGM (shares)	8,982,418,543
including: Total number of shares held by A shares shareholders	5,530,397,769
Total number of shares held by overseas listed foreign shares shareholders (H shares)	3,452,020,774
3. Percentage of shares held by such attending shareholders in the total number of shares entitling the holders to attend and vote at the EGM (%)	82.9876
including: Percentage of shares held by A shares shareholders to the total number of shares (%)	51.0947
Percentage of shares held by overseas listed foreign shares shareholders to the total number of shares (%)	31.8929

(4)	Whether the voting complied with the relevant regulations of the Company Law and the articles of association of the Company and the president of the EGM

The EGM were convened by the Board of the Company, and Mr. Wu Haijun, chairman of the Company, presided over the EGM. The convening and holding of and voting at the EGM complied with the relevant regulations of the Company Law of the People’s Republic of China and the articles of association of the Company.

(5)	Attendance of the directors, supervisors and other senior management of the Company

1.

The Company has 11 directors, 8 of whom attended the EGM. Mr. Wu Haijun, chairman, Mr. Guan Zemin, deputy chairman, Mr. Du Jun and Mr. Huang Xiangyu, executive directors, Mr. Peng Kun, non-executive director, and Ms. Li Yuanqin, Mr. Yang Jun and Mr. Gao Song, independent directors, attended the EGM. Mr. Xie Zhenglin, non-executive director, and Mr. Tang Song and Mr. Chen Haifeng, independent directors, were absent from the EGM due to business engagements;

2.

The Company has 6 supervisors, 4 of whom attended the EGM. Mr. Ma Yanhui, chairman of the supervisory committee of the Company, Mr. Zhang Feng and Mr. Chen Hongjun, supervisors, and Mr Zheng Yunrui, independent supervisor attended the EGM. Mr. Zhang Xiaofeng, supervisor, and Mr. Choi Ting Ki, independent supervisor, were absent from the EGM due to business engagements;

3.	Mr. Wan Tao, proposed director, and Mr. Liu Gang, secretary to the Board, attended the EGM.

II.	Voting results of resolutions

(1)	Resolutions by way of non-cumulative voting

1.	Resolution: THAT the election of Mr. Wan Tao as a non-independent director of the tenth session of the Board of the Company.

Result of consideration: passed

Voting result:

Type of shareholders	For		Against
	Number of votes	Percentage (%)	Number of votes	Percentage (%)
A shares	5,529,436,694	99.9826	960,975	0.0174
H shares	745,380,412	95.0238	39,034,061	4.9762
Total number of ordinary shares:	6,274,817,106	99.3666	39,995,036	0.6334

(2)	Voting on material issues by A shares shareholders holding individually or jointly less than 5% of the Company’s total number of issued shares

1.	Resolutions by way of non-cumulative voting

Resolution no.	Resolution	For		Against
		Number of votes	Percentage (%)	Number of votes	Percentage (%)
1	The election of Mr. Wan Tao as a non-independent director of the tenth session of the board of directors of the Company	69,981,694	98.6454	960,975	1.3546

(3)	Explanation in relation to the poll results of the resolutions

Resolution no.1 is an ordinary resolution and was passed by votes representing more than half of the total number of votes held by the attending shareholders and proxies having valid voting rights.

The Company had appointed Hong Kong Registrars Ltd., as the scrutineer of the EGM to monitor the vote-taking procedures. The chairman of the EGM has complied with the voting instructions stipulated by HKSCC Nominees Limited.

III.	Appointment of Director

At the EGM, Mr. Wan Tao was elected as a non-independent director of the tenth session of the Board.

The 21st meeting of the 10th Board of the Company was held on 8 September 2022, and Mr. Wan Tao was considered and approved as the executive director, chairman, chairman of the strategy committee and member of the nomination committee of the Company.

For the biographical details of the newly appointed directors, please refer to the EGM materials published on the websites of the Shanghai Stock Exchange and the Company on 31 August 2022, or the circular to the holders of the Company’s H shares dated 15 August 2022.

IV.	Lawyer’s certification

(1)	Legal advisor: Beijing Haiwen & Partners Shanghai Branch

Lawyers: Sun Yi, Shen Qin

(2)	Lawyer’s certification:

As attested by and stated in the legal opinion (the “Legal Opinion”) issued by Sun Yi and Shen Qin of Beijing Haiwen & Partners Shanghai Branch, the Company’s legal advisor as to the PRC laws, “the procedures for the convening and holding of the EGM, the qualification of the convener, the qualifications of shareholders or proxies who attended the EGM and the voting procedures at the EGM were in compliance with the provisions of the relevant laws and the articles of association of the Company. As a result, the voting results of the EGM are valid”.

By Order of the Board Sinopec Shanghai Petrochemical Company Limited Liu Gang Joint Company Secretary

Shanghai, the PRC, 8 September 2022

As at the date of this announcement, the executive directors of the Company are Wan Tao, Guan Zemin, Du Jun, and Huang Xiangyu; the non-executive directors of the Company are Xie Zhenglin and Peng Kun; and the independent non-executive directors of the Company are Li Yuanqin, Tang Song, Chen Haifeng, Yang Jun and Gao Song.

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